Exhibit 99.1

SciSparc: NeuroThera Labs Announces Initiation of Phase IIb Clinical Trial at Hannover Medical School in Germany for Innovative Treatment of Tourette Syndrome

TEL AVIV, Israel, July 15, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that its subsidiary NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, announced the initiation of its Phase IIb clinical trial site at Hannover Medical School, Hanover, Germany (“MHH”), for SCI-110, its proprietary cannabinoid-based treatment candidate for Tourette Syndrome (TS) in adults.

The trial, which previously received regulatory clearance from Germany’s Federal Institute for Drugs and Medical Devices and MHH’s ethics committee, is now advancing towards the next stage at Hannover Medical School, one of the key clinical sites of the study. SCI-110 combines dronabinol with the endocannabinoid-like palmitoylethanolamide in an innovative one dosage form designed to reduce tics and comorbid symptoms in adults with TS while minimizing side effects.

In addition to Hannover Medical School, the trial will be conducted at Yale Child Study Center in New Haven, Connecticut, and Tel Aviv Sourasky Medical Center in Tel Aviv, Israel.

Building on the positive safety and efficacy results from the Phase IIa study, which showed an average tic reduction of 21% across the entire participants sample, as measured by the gold standard, Yale Global Tic Severity Scale Total Tic Score scale, the Phase IIb study is a randomized, double-blind, placebo-controlled, cross-over trial designed to evaluate the efficacy, safety, and tolerability of daily oral SCI-110. Patients aged 18-65 will be randomized to receive either SCI-110 or placebo, with the primary efficacy endpoint being the change in tic severity measured by the Yale Global Tic Severity Scale at weeks 12 and 26 compared to the baseline. Safety will be assessed through monitoring of adverse events.

Dr. Adi Zuloff-Shani, Chief Technology Officer of NeuroThera Labs, commented: “The initiation of the German site marks an important step forward in our global development program for SCI-110. Tourette Syndrome is an unmet medical need condition with limited treatment options, particularly in adults who experience persistent, severe, and debilitating symptoms. We believe SCI-110 has the potential to offer a novel, more effective and safer alternative. We are committed to advancing this promising therapy and delivering meaningful data to support its future approval.”

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of Autism Spectrum Disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera Labs Inc. (TSXV: NTLX) is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the conduct, progress and expected timing of NeuroThera’s Phase IIb clinical trial of SCI-110 for the treatment of TS; the anticipated participation of additional clinical trial sites, including the Yale Child Study Center and the Tel Aviv Sourasky Medical Center; patient enrollment and randomization; the evaluation of the efficacy, safety and tolerability of SCI-110; the potential of SCI-110 to offer a novel or safer alternative to existing treatments; the generation of data to support future regulatory approval; and the continued development and potential commercialization of SCI-110. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055